Pricing Supplement (To the Prospectus dated April 30, 2015, the Prospectus Supplement dated April 30, 2015, and the Product Prospectus Supplement dated May 15, 2015)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-203433 May 15, 2015
Royal Bank of Canada	$1,300,000 Market Plus Notes due May 20, 2020 Linked to the WisdomTree® India Earnings Fund Senior Global Medium-Term Notes, Series G
General
•
The Notes are designed for investors who seek a 1-to-1 return for any appreciation of the WisdomTree® India Earnings Fund (the “Reference Asset”).  Investors should be willing to forgo interest and dividend payments and, if the Reference Asset declines by more than 27%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing May 20, 2020.(a)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes priced on May 15, 2015 (the “pricing date”) and will be issued on May 20, 2015 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	WisdomTree® India Earnings Fund (Bloomberg ticker symbol “EPI<Equity>”)
Payment at Maturity:
If the Final Level is greater than the Initial Level, you will receive a cash payment that provides you with a return equal to the Percentage Change.  Accordingly, if the Percentage Change is positive, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + ($1,000 x Percentage Change)
If the Final Level is equal to or less than the Initial Level but greater than or equal to the Barrier Level, resulting in a Percentage Change that is equal to or less than 0% but greater than or equal -27%, you will receive the principal amount of your Notes at maturity.
If the Final Level is less than the Barrier Level, you will lose 1% of the principal amount of your Notes for every 1% that the Final Level declines from the Initial Level.  Accordingly, if the Percentage Change is less than -27%, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + ($1,000 x Percentage Change)
If the Final Level is less than the Initial Level by more than 27%, you will lose 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Royal Bank of Canada to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

Percentage Change:	The performance of the Reference Asset from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Barrier Level:	$16.03, which is 73% of the Initial Level (rounded to two decimal places).
Initial Level:	$21.96, which was the closing share price of the Reference Asset on the pricing date.
Final Level:	The closing share price of the Reference Asset on the valuation date.
Valuation Date:	May 15, 2020(a)
Maturity Date:	May 20, 2020(a)
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
CUSIP/ISIN:	78012KEJ2/US78012KEJ25
Estimated Value:
The estimated initial value of the Notes as of the pricing date is $920.36 per $1,000 in principal amount.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
Investing in the Notes involves a number of risks.  See “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement, “Risk Factors” beginning on page S-1 of the prospectus supplement and beginning on page 1 of the prospectus and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
	Price to Public1	Underwriting Commission2	Proceeds to Royal Bank of Canada
Per Note	$1,000	$30	$970
Total	$1,300,000	$39,000	$1,261,000
1
Certain fiduciary accounts purchasing the Notes will pay a purchase price of $970 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts.  The price to the public for all other purchases of the Notes is 100%.

2
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $30 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A. J.P. Morgan Securities LLC
Placement Agents

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated April 30, 2015, as supplemented by the prospectus supplement dated April 30, 2015 and the product prospectus supplement dated May 15, 2015, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated April 30, 2015 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated May 15, 2015, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003442/l429151424b3.htm

Prospectus Supplement dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003446/n429152424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated May 15, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915004004/m53151424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return,” as used in this pricing supplement, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000.  The hypothetical total returns and examples set forth below are based on the Initial Level of $21.96, the Barrier Level of $16.03, and the hypothetical Final Levels as set forth below.  The actual Final Level will be determined based on the closing share price of the Reference Asset on the valuation date.  The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes
$30.98	50.00%	$1,500.00	50.00%
$28.78	40.00%	$1,400.00	40.00%
$26.59	30.00%	$1,300.00	30.00%
$24.39	20.00%	$1,200.00	20.00%
$23.29	15.00%	$1,150.00	15.00%
$22.20	10.00%	$1,100.00	10.00%
$21.76	8.00%	$1,080.00	8.00%
$21.10	5.00%	$1,050.00	5.00%
$20.55	2.50%	$1,025.00	2.50%
$21.96	0.00%	$1,000.00	0.00%
$19.76	-10.00%	$1,000.00	0.00%
$17.57	-20.00%	$1,000.00	0.00%
$16.03	-27.00%	$1,000.00	0.00%
$15.37	-30.00%	$700.00	-30.00%
$13.18	-40.00%	$600.00	-40.00%
$10.98	-50.00%	$500.00	-50.00%
$8.78	-60.00%	$400.00	-60.00%
$6.59	-70.00%	$300.00	-70.00%
$4.39	-80.00%	$200.00	-80.00%
$2.20	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The share price of the Reference Asset increases from the Initial Level of $21.96 to a Final Level of $22.20, resulting in a Percentage Change of 10.00%.

Because the Percentage Change is greater than 0%, the investor receives a payment at maturity of $1,100.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x 10.00%) = $1,100.00

Example 2: The share price of the Reference Asset decreases from the Initial Level of $21.96 to a Final Level of $19.76, resulting in a Percentage Change of -10.00%.

Because the Percentage Change is equal to or less than 0% and greater than or equal to -27%, the investor will receive a payment at maturity of $1,000 per $1,000 in principal amount of the Notes.

Example 3: The share price of the Reference Asset decreases from the Initial Level of $21.96 to a Final Level of $10.98, resulting in a Percentage Change of -50.00%.

Because the Percentage Change is less than -27%, the investor will receive a payment at maturity of $500.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + ($1,000 x -50%) = $500.00

Selected Purchase Considerations

•	Appreciation Potential—The Notes provide the opportunity to receive a return equal to any positive Percentage Change.

•
Limited Protection Against Loss— Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Level, as compared to the Initial Level, of up to 27%.  If the Final Level is less than the Initial Level by more than 27%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Percentage Change is less than 0%.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of the risks with respect to the credit of Royal Bank of Canada, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the share price of the Reference Asset.  If the Final Level is less than the Initial Level by more than 27%, you will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Credit of Issuer – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the share price of the Reference Asset increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

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You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset.

•
There are risks associated with investments in securities linked to the value of foreign (and especially emerging market) equity securities – The securities held by the Reference Asset have been issued by non-U.S. companies.  An investment in securities linked to the value of non-U.S. equity securities involves particular risks.  Non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently from the U.S. securities markets.  Direct or indirect government intervention to stabilize these non-U.S. securities markets, as well as cross shareholdings among non-U.S. companies, may affect trading prices and volumes in those markets.  Also, there is generally less publicly available information in the U.S. about non-U.S. companies than about those companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, disclosure, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

In addition, the stocks that are generally tracked by the Reference Asset have been issued by companies in an emerging markets country, which may pose further risks in addition to the risks associated with investing in foreign equity markets generally.  Countries with emerging markets may have less stable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries.  The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates.

•
Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country – These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the economic and fiscal policies of non-U.S. governments, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region.  Moreover, the economies of certain foreign countries may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency.

•
The Notes are subject to exchange rate risk – Because the securities held by the Reference Asset are traded principally in the Indian rupee, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity may be exposed to fluctuations in the exchange rate between the U.S. dollar and the rupee. These changes in exchange rates may reflect changes in the Indian economy that in turn may affect the payment on the Notes at maturity.  An investor’s net exposure will depend on the extent to which the rupee either strengthens or weakens against the U.S. dollar.  If the U.S. dollar strengthens against the rupee, the price of the Reference Asset may be adversely affected as well.  In turn, the payment at maturity may be adversely affected.

•
Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the share price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	the dividend rate on the securities included in the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Estimated Initial Value of the Notes Is Less than the Price to the Public – The estimated initial value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the estimated initial value.  This is due to, among other things, changes in the share price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Estimated Initial Value of the Notes Is an Estimate Only, Calculated as of the Pricing Date – The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the estimated initial value of your Notes.

•
Market Disruption Events or Unavailability of the Share Price of the Reference Asset and Adjustments – The payment at maturity, the valuation date and the Reference Asset are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the share price of the Reference Asset on the valuation date, see “General Terms of the Notes— Unavailability of the Level of the Reference Asset on a Valuation Date” and “—Market Disruption Events” in the product prospectus supplement.

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Adjustments to the Reference Asset Could Adversely Affect the Notes – Wisdom Tree Asset Management, Inc. (“WTAM”), as the investment adviser of the Reference Asset, is responsible for calculating and maintaining the Reference Asset. WTAM can add, delete or substitute the stocks comprising the Reference Asset. WTAM may make other methodological changes that could change the share price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

•
We and Our Affiliates Do Not Have Any Affiliation with WTAM and Are Not Responsible for its Public Disclosure of Information – We and our affiliates are not affiliated with the investment adviser in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. WTAM is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about WTAM or the Reference Asset contained in any public disclosure of information.  You, as an investor in the Notes, should make your own investigation into the Reference Asset.

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The Correlation Between the Performance of the Reference Asset and the Performance of the Underlying Index May Be Imperfect – The performance of the Reference Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product prospectus supplement, the return on the Reference Asset may correlate imperfectly with the return on the Underlying Index.

•
Our Business Activities May Create Conflicts of Interest – We and our affiliates expect to engage in trading activities related to the Reference Asset or securities held by the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of securities held by the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes.

•
The Antidilution Adjustments That the Calculation Agent is Required to Make Do Not Cover Every Event That Could Affect the Reference Asset – RBCCM, as calculation agent, will adjust the amount payable at maturity for certain events affecting the Reference Asset.  However, the calculation agent will not make an adjustment for every event that could affect the Reference Asset.  If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the Notes may be materially and adversely affected.

The WisdomTree® India Earnings Fund

All disclosures contained in this document regarding the Reference Asset, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, WTAM.  The WTAM has no obligation to continue to sponsor, and may discontinue, the Reference Asset. The consequences of the WTAM discontinuing publication or making other changes to the Reference Asset are discussed in the product prospectus supplement in the section entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or successor to the Reference Asset.

Information provided to or filed with the SEC by WTAM under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information.  None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this pricing supplement.

The selection of the Reference Asset is not a recommendation to invest in the Reference Asset. Neither we nor any of our affiliates make any representation to you as to the future performance of the Reference Asset.

The WisdomTree® India Earnings Fund is an investment portfolio maintained and managed by WisdomTree Trust (“WTT”). WTAM is currently the investment adviser to the WisdomTree® India Earnings Fund, and Mellon Capital Management Corporation is the sub-adviser to the WisdomTree® India Earnings Fund. The WisdomTree® India Earnings Fund is an exchange traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “EPI.”

WTT is a registered investment company that consists of numerous separate investment portfolios, including the WisdomTree® India Earnings Fund.

Investment Objective and Strategy

The WisdomTree® India Earnings Fund is an exchange-traded fund that seeks to track the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index is a weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index rebalance. The inception date of the Underlying Index was December 3, 2007. The level of the Underlying Index is reported by Bloomberg L.P. under the ticker symbol “WTIND.”

The WisdomTree® India Earnings Fund pursues a “passive” or indexing approach in attempting to track the performance of the Underlying Index. The WisdomTree® India Earnings Fund attempts to invest all, or substantially all, of its assets in the common stocks that make up the Underlying Index.  The WisdomTree® India Earnings Fund generally uses a “representative sampling” strategy to achieve its investment objective, meaning that it generally will invest in a sample of the securities whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Underlying Index as a whole.

Under normal circumstances, at least 95% of the WisdomTree® India Earnings Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Underlying Index.  To the extent that the Underlying Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the WisdomTree® India Earnings Fund will concentrate its investments to approximately the same extent as the Underlying Index.

The WisdomTree India Earnings Index

The Underlying Index is a weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index rebalance.

The Underlying Index consists only of companies that:

•	are incorporated in India;

•	are listed on a major stock exchange in India;

•	have generated at least $5 million in earnings in their fiscal year prior to the annual index rebalance;

•	have a market capitalization of at least $200 million on the annual index rebalance;

•	have an average daily dollar trading volume of at least $200,000 for each of the six months prior to the annual index rebalance;

•	have traded at least 250,000 shares per month for each of the six months prior to the annual index rebalance; and

•	have a price to earnings ratio (“P/E ratio”) of at least 2 as of the annual index rebalance.

Companies are weighted in the Underlying Index based on reported net income in their fiscal year prior to the annual index rebalance. The reported net income number is then multiplied by a second factor developed by Standard & Poor’s called the “Investability Weighting Factor” (“IWF”). The IWF is used to scale the earnings generated by each company by restrictions on shares available to be purchased. The product of the reported net income and IWF is known at the “Earnings Factor.” Companies are weighted by the proportion of each individual earnings factor relative to the sum of all earnings factors within the Underlying Index.

Notwithstanding the criteria used to determine and calculate the Underlying Index, no assurances can be given that the Underlying Index will have a positive return during the term of the Notes.

The maximum weight of any one sector in the Underlying Index, at the time of the Underlying Index’s annual rebalance, is capped at 25%. In response to market conditions, sector weights may fluctuate above 25% between annual index rebalance dates.

WisdomTree Investments, Inc. (“WTI”), as index provider, currently uses Standard & Poor’s Global Industry Classification Standards to define companies in each sector of the Underlying Index. The following sectors are included in the Underlying Index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities. A sector is comprised of multiple industry groups. For example, the energy sector is comprised of companies in, among others, the natural gas, oil and petroleum industries.

Historical Information

The following graph sets forth the historical performance of the Reference Asset based on the daily closing share prices from January 1, 2011 through May 15, 2015.  In addition, below the graph is a table setting forth the high, low and period-end closing prices of the Reference Asset for the same period. The closing share price of the Reference Asset on May 15, 2015 was $21.96.

We obtained the Reference Asset closing share prices below from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.  The historical share prices of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Final Level.  We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Period-Start Date	Period-End Date	High Closing Price of the Reference Asset ($)	Low Closing Price of the Reference Asset ($)	Period-End Closing Price of the Reference Asset ($)
1/1/2011	3/31/2011	26.68	21.94	24.79
4/1/2011	6/30/2011	25.51	22.25	23.96
7/1/2011	9/30/2011	24.38	18.15	18.15
10/1/2011	12/31/2011	20.58	15.49	15.60
1/1/2012	3/31/2012	21.56	16.23	19.28
4/1/2012	6/30/2012	19.56	15.62	17.23
7/1/2012	9/30/2012	18.94	16.36	18.94
10/1/2012	12/31/2012	19.84	17.72	19.37
1/1/2013	3/31/2013	20.50	17.75	17.97
4/1/2013	6/30/2013	19.18	15.48	16.16
7/1/2013	9/30/2013	16.83	13.32	15.32
10/1/2013	12/31/2013	17.64	15.54	17.44
1/1/2014	3/31/2014	18.96	15.74	18.96
4/1/2014	6/30/2014	23.45	18.92	22.47
7/1/2014	9/30/2014	23.54	21.66	21.91
10/1/2014	12/31/2014	23.55	20.78	22.05
1/1/2015	3/31/2015	24.33	21.40	22.80
4/1/2015	5/15/2015	23.77	21.21	21.96

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $30 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

Delivery of the Notes will be made against payment for the Notes on May 20, 2015, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the price shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes.  This is because the estimated value of the Notes reflects the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.

The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the estimated initial value of the Notes at the time the terms of the Notes were set.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the estimated initial value for the Notes being less than their public offering price.  See “Selected Risk Considerations—The Estimated Initial Value of the Notes Is Less than the Price to the Public” above.

U.S. Federal Tax Consequences

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid cash-settled derivative contract in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion in the product prospectus supplement dated May 15, 2015 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Terms Incorporated in the Master Note

All of the terms appearing in the section “Key Terms” (except the item captioned “Estimated Value”) and “U.S. Federal Tax Consequences” in this pricing supplement, and the applicable terms included in the product prospectus supplement, the Series G MTN prospectus supplement and the prospectus are incorporated into the master global note that represents the Notes and is held by The Depository Trust Company.

Validity of the Notes

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 30, 2015, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on April 30, 2015.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated April 30, 2015, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated April 30, 2015.